Exhibit (a)(5)(F)

Amylin Integration – Frequently Asked Questions (FAQs)

Table of Contents

Click on the section below to go directly to that section.

Tender Offer

Leadership, Structure, Sites, Timing

Integration

Compensation and Benefits

Miscellaneous

Please review this document for answers to your frequently asked questions, and if you do not see an answer to your question, please contact Amylin’s HR Service Center or your HR Business Partner who will be working with Bristol-Myers Squibb and AstraZeneca to update these FAQs on a regular basis.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by Bristol-Myers Squibb Company through its wholly owned subsidiary, B&R Acquisition Company, Amylin Pharmaceuticals, Inc. (“Amylin”) has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF AMYLIN ARE URGED TO CAREFULLY READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC, INCLUDING THE TENDER OFFER STATEMENT FILED BY BRISTOL-MYERS SQUIBB COMPANY, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Amylin free of charge at www.amylin.com or by contacting Amylin Pharmaceuticals, Inc. at 9360 Towne Centre Drive, San Diego, California 92121, Telephone Number (858) 552-2200.

Tender Offer

1.	How do I learn more about the tender offer? Details can be found at: http://services.corporate-ir.net/SEC.Enhanced/SecCapsule.aspx?c=106664&fid=8276580

Leadership, Structure, Sites, Timing

2.	Will I continue to report to the same manager? If you are going to report to someone new, you will be notified. If you are not notified, your manager and your job title will remain the same.

3.	What will happen to the Amylin executive leadership team? No decisions about personnel have been made at this point.

4.	Is Bristol-Myers Squibb planning on closing any Amylin sites? Bristol-Myers Squibb is committed to adding the Ohio manufacturing facility to its Global Manufacturing and Supply organization. No other decisions have been made at this point. Bristol-Myers Squibb will be working over the coming months to better understand the organization and will make decisions as quickly as possible.

5.	When will jobs be eliminated? No decisions about position eliminations have been made.

6.	Who will make decisions about day to day operations? You may direct questions about day to day operations as they pertain to your role and responsibilities to your manager. Amylin continues to be an independent company until the Offer closes.

7.	What will happen to the Amylin name following the Merger? No decision has been made at this point.

Integration

8.	How will the integration of work be managed? Bristol-Myers Squibb and AstraZeneca will be partnering together on the integration. Following the completion of the Offer, you can expect members of the Bristol-Myers Squibb/AstraZeneca integration team to be meeting with members of your organization. John Celentano will be leading the integration effort and will be working closely with the Amylin Management Team and other leaders to ensure that the integration occurs in a smooth manner. During this period, it is essential for you to continue to focus on your current responsibilities.

9.	What is the relationship between Bristol-Myers Squibb and AstraZeneca and how will Amylin fit in moving forward? Following the completion of Bristol-Myers Squibb’s acquisition of Amylin, Bristol-Myers Squibb and AstraZeneca will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialization of Amylin’s portfolio of products. Following completion of Bristol-Myers Squibb’s acquisition of Amylin, AstraZeneca will make a payment to Amylin, which will then be a wholly owned subsidiary of Bristol-Myers Squibb, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, AstraZeneca has the option, exercisable at its sole discretion following the closing of the acquisition, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional $135 million. Bristol-Myers Squibb and AstraZeneca leaders will partner closely with Amylin’s leaders to build and then execute the integration plan.

10.	Are we obligated to adhere to Amylin policies or Bristol-Myers Squibb’s? Amylin remains an independent company until the Offer closes. For this reason, it is important that you continue to follow the Amylin policies, procedures and standard operating procedures (SOPs) until the Offer closes. Following the closing of the Offer, please continue to follow the SOPs unless informed otherwise throughout the course of the integration period. If, following the acquisition close, there is an Amylin SOP that appears to be in conflict with a Bristol-Myers Squibb compliance-related SOP, please review it with your manager for potential escalation to the integration team.

11.	What is happening with Amylin R&D programs? Following the closing of the Offer, Bristol-Myers Squibb and AstraZeneca leaders will meet with Amylin scientific leaders to review the pipeline and make portfolio decisions.

All terms of any Offer to Purchase, Plan Documents, policies supersede the information included here. Nothing here is to be considered advice or direction.

Compensation and Benefit Questions

12.	If I am placed in a Bristol-Myers Squibb position or I am offered a job at Bristol-Myers Squibb, will my Amylin service be recognized for benefits purposes? Yes, service with Amylin will be recognized. For instance, the Bristol-Myers Squibb Savings and Investment Program and Disability plan will recognize prior Amylin service for vesting and benefit purposes.

13.	If I lose my job, am I entitled to severance benefits? What are those benefits? Employees who are involuntarily terminated (other than for cause) as part of the integration will be eligible for separation benefits according to current Amylin severance practices, after their termination date and providing that they timely sign, return, and do not revoke the General Release. If your job loss is for reasons unrelated to the integration (e.g., poor performance or attendance), the usual Amylin separation practices will be followed. For more information, contact Amylin Human Resources.

14.	Will there be any changes to my salary? No changes will be made to your salary, benefits or payroll process until further notice. At this time, the Amylin HR department will continue to be your central point of contact for administration of your current benefits. Decisions regarding transitioning into Bristol-Myers Squibb benefits and payroll systems will be made following the closing of the Offer.

15.	Will there be any changes to my benefits or to our payroll process/system? No changes will be made to your salary, benefits or payroll process at this time. The Amylin HR department will continue to be your central point of contact for administration of your current benefits. Decisions regarding transitioning into Bristol-Myers Squibb benefits and payroll systems will be made following the closing of the Offer.

16.	Will there be changes to my 401(k) or other benefits? At this point, all Amylin benefits remain in place, and decisions regarding transitioning into Bristol-Myers Squibb benefits and payroll systems will be made as part of the post-closing integration process.

17.	What happens to my 401k Loan? At this point, all Amylin benefits remain in place, and decisions regarding transitioning into Bristol-Myers Squibb benefits and payroll systems will be made as part of the post-closing integration process.

18.	How will shares in my 401K and ESOP be managed? If tendered, the Shares would be converted to cash at $31.00 per Share and the cash equivalent deposited in the employee’s respective 401K or ESOP account in a default Money Market fund. Once the transaction is complete and accounts released, participants will have the opportunity to reallocate their 401K funds into other available 401K funds.

19.	What are Amylin’s 2012 COBRA rates? The 2012 COBRA rates for Amylin benefits are posted on the WAVE.

20.	How do I find out more information about Bristol-Myers Squibb benefits? A general overview can be found on www.bms.com, under Careers.

21.	What is the 2012 holiday schedule? The Amylin 2012 holiday schedule will remain in effect.

22.	What happens to my PPL balance? No changes will be made to your salary, benefits or payroll process at this time. Decisions regarding transitioning into Bristol-Myers Squibb benefits and payroll systems will be made following the closing of the Offer.

23.	When will the last ESPP deduction occur? The last payroll deduction will occur on the July 20th pay date.

24.

When will the purchase of Shares occur for the ESPP? Monies will be used to purchase Shares on approximately July 25th. The price of the purchase will be $14.62 (which represents the closing price of the Shares on March 1, 2012, $17.20 less the 15% discount provided under the ESPP. Shares purchased would then be tendered at $31.00 based upon your tender election.

25.	Can I fill open positions or replacement positions if someone should resign? At this time, no offers of employment should be extended. Field-based or Ohio-based positions and other critical need positions will be considered in the near future on a case-by-case basis.

26.	Can I apply for Bristol-Myers Squibb job opportunities I see on the website? Yes, but personnel decisions for Amylin employees will not be made until after the closing of the Offer.

27.	Where are the Bristol-Myers Squibb sites located? Bristol-Myers Squibb has major R&D sites in San Francisco, California; Seattle, Washington; Lawrenceville, Hopewell, and New Brunswick, New Jersey; and Wallingford, Connecticut. Adnexus, a Bristol-Myers Squibb R&D company, is located in Waltham, Massachusetts. Bristol-Myers Squibb has major manufacturing sites in Syracuse, New York, and Devens, Massachusetts. Bristol-Myers Squibb also has additional sites outside the U.S. The complete listing of sites can be found at www.bms.com.

All terms of any Offer to Purchase, Plan Documents, policies supersede the information included here. Nothing here is to be considered advice or direction.

28.	Who may I contact regarding benefits questions? Until notified otherwise, you should continue to contact the Amylin HR Service Center or your HR Business Partner for any benefit related questions.

Miscellaneous

29.	What do I tell my Amylin contractor about what will happen to their role? Contractors (including leased workers and 1099 independent contractors and consultants) should continue to provide services as usual. We will be sure to provide updates specific to the contractors at Amylin after evaluation and decisions have been made. Contractors should not attend employee meetings regarding transitions as much of the employee-related information will not apply to contractors, and is considered confidential company information.

30.	What happens to our existing partnerships/service contracts/agreements? Following the Merger closing, Amylin contracts with third parties will remain Amylin contracts, with the only difference being that Amylin will be a wholly owned subsidiary of Bristol-Myers Squibb. Over the integration period, Bristol-Myers Squibb will be evaluating all of these contracts in terms of whether to leave them in place as is, seek to renew them, seek to terminate them (if permitted by the contract terms) or seek to negotiate a modification. No decisions have been made about individual contracts at this point. As to any pending or proposed new agreements, please contact your manager for guidance as to how to handle.

31.	What will happen to my H-1B Status / Green Card Application, etc.? Following the Merger closing, Amylin employees with open immigration cases will have their files reviewed and action will be taken, where appropriate, to ensure continued compliance. You will be contacted should there be a need to amend or otherwise adjust your status.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by Bristol-Myers Squibb Company through its wholly owned subsidiary, B&R Acquisition Company, Amylin Pharmaceuticals, Inc. (“Amylin”) has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF AMYLIN ARE URGED TO CAREFULLY READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC, INCLUDING THE TENDER OFFER STATEMENT FILED BY BRISTOL-MYERS SQUIBB COMPANY, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Amylin free of charge at www.amylin.com or by contacting Amylin Pharmaceuticals, Inc. at 9360 Towne Centre Drive, San Diego, California 92121, Telephone Number (858) 552-2200.

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All terms of any Offer to Purchase, Plan Documents, policies supersede the information included here. Nothing here is to be considered advice or direction.